[COMPANY LETTERHEAD]

March 26, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Terence O’Brien, Accounting Branch Chief

Re:	Church & Dwight Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 18, 2020
File No. 001-10585

Dear Mr. O’Brien:

Set forth below are the responses of Church & Dwight Co., Inc. (the “Company”) to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter, dated March 18, 2020, addressed to Richard Dierker, Executive Vice President and Chief Financial Officer of the Company. For your convenience, we have repeated the Staff’s comment in italics followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates Impairment of goodwill, trade names and other intangible assets, page 34

1.

We note that due to recent sales and profit declines, a significant portion of the excess between fair value and the carrying value of certain of your personal care trade names has eroded. To help inventors more fully understand the potential impairment risk associated with these assets, please identify each material trade name with a fair value that is not substantially in excess of its carrying value and disclose the following:

•	the carrying value and the percentage by which fair value exceeded carrying value; and.

•

describe the variables underlying your “relief from royalty” and/or “excess earnings” discounted cash flows such that changes in those variables may result in a decline in fair value significant enough to trigger an impairment charge for the trade name.

Refer to Section V of Release 33-8350.

We acknowledge the Staff’s comment regarding the potential impairment risk to certain of our personal care trade names, and are aware of the guidance in Section V of SEC Release 33-8350 regarding disclosure of the material implications of uncertainties associated with the methods, assumptions and estimates underlying a company’s critical accounting measurements.

U.S. Securities and Exchange Commission

March 26, 2020

In future filings with the Commission, starting with the Company’s Quarterly Report on Form 10-Q for the first fiscal quarter of 2020, we will identify each trade name with a fair value that is not substantially in excess of its carrying value, to the extent material, and disclose the carrying value and the percentage by which fair value exceeded carrying value. Additionally, we will describe the variables underlying our “relief from royalty” and/or “excess earnings” discounted cash flows, such that changes in those variables may result in a decline in fair value significant enough to trigger an impairment charge for such trade names.

We look forward to discussing with you any additional questions you may have regarding the Company’s filings. Please do not hesitate to call me at 609-806-1259.

Very truly yours,

/s/ Richard Dierker

Richard Dierker

Executive Vice President & Chief Financial Officer

Church & Dwight Co., Inc.

cc:	Jeanne Baker, U.S. Securities and Exchange Commission

Patrick D. de Maynadier, Church & Dwight Co., Inc.